[Letterhead of Weyerhaeuser Real Estate Company]

April 21, 2014

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated April 10, 2014

Regarding Weyerhaeuser Real Estate Company

Amendment No. 1 to Registration Statement on Form S-4/S-1

Filed March 28, 2014

File No. 333-193251

Dear Ms. Long:

On behalf of Weyerhaeuser Real Estate Company (“we”, “our”, “WRECO” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to its Registration Statement on Form S-4/S-1 filed with the Commission on March 28, 2014 (the “Registration Statement”) contained in your letter dated April 10, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s response.

We advise the Staff that we intend to file with the Securities and Exchange Commission (the “Commission”), as soon as practicable, an Amendment No. 2 to our Registration Statement on Form S-4/S-1, initially filed January 9, 2014 (File No. 333-193251), that will disclose interim financial information for the three months ended March 31, 2014 with respect to Weyerhaeuser Company, WRECO and TRI Pointe Homes, Inc. (“TRI Pointe”). We have also included the changes that we intend to make to address the Staff’s comments in our responses below. Page numbers referenced in the responses set forth below refer to page numbers in the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser reflecting the Transactions, page 177

1.	Please revise your pro forma presentations to separately present the elimination of WRECO’s historical financial information from the adjustments to WRECO’s historical financial statements for the assets and liabilities that will be retained by Weyerhaeuser. This will allow the presentation to be consistent with the WRECO and TRI Pointe pro forma presentation and allow investors to easily understand the amounts presented in relation to the historical financial statements presented. Please refer to Article 11-02(b)(4) of Regulation S-X for guidance.

Response: The Company has revised the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser Reflecting the Transactions” in response to the Staff’s comment. Please see Annex A of this letter for the revised presentation.

Ms. Pamela Long

April 21, 2014

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO, page 181

3. Notes to Unaudited Pro Forma Condensed Combined Balance sheet, page 188

2.	Please expand note (m) to disclose the amount of the three items comprising the pro forma adjustment to additional paid-in capital.

Response: In response to the Staff’s comment, note (m) will be amended as follows:

“Reflects the cumulative adjustment to additional paid-in capital, primarily attributable to the transfer for Coyote Springs, $119 million, the issuance of equity to effect the Transactions, $188 million, and the elimination of payable amounts between WRECO and Weyerhaeuser, $131 million.”

4. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 189

3.	Please expand note (1) to disclose the amount of interest expense recognized by the related party debt that will be repaid with the New Debt. Finally, please explain how you determined the amount of capitalized interest that would have been recognized as part of cost of home sales.

Response: In response to the Staff’s question regarding capitalized interest, we first calculated the amount of qualifying assets available between TRI Pointe and WRECO for interest capitalization in accordance with ASC 835. In 2013, the combined qualifying assets were greater than the New Debt, and all of the interest on the New Debt could be capitalized. Interest under the New Debt agreement was greater than interest from the historical related party and other debt by approximately $35 million. We assumed that amortization of capitalized interest through cost of home sales would be consistent with its historical pattern. As such, a pro forma adjustment was made to increase cost of home sales by $8 million.

The related party debt will be replaced by the New Debt, but the pro forma decrease to interest expense is due primarily to the greater amount of qualifying assets available to the combined entity for interest capitalization. As noted above, the estimated amount of qualifying assets is greater than the New Debt, thus making all the interest of the New Debt available for capitalization. In the historical period, WRECO’s qualifying assets were less than its related party debt, and WRECO recognized interest expense. In response to the Staff’s comment, note (1) will be amended as follows:

Ms. Pamela Long

April 21, 2014

“Reflects the incremental increase to cost of home sales and change to interest expense related to the issuance of the New Debt by WRECO. The higher interest rate on the New Debt compared to the debt payable to Weyerhaeuser increased the amount of interest available for capitalization by approximately $35 million for the year ended December 31, 2013. Additional capitalized interest subsequently increased pro forma cost of home sales by approximately $8 million for the year ended December 31, 2013. Interest expense decreased approximately $4 million for the year ended December 31, 2013 due primarily to the increase in the amount of qualifying assets available for interest capitalization. Refer to Note 6: Financing Arrangements for further details.”

4.	We note that $2.4 million of cost of land and lots sales relates to the Coyote Springs Project. Please clarify why no corresponding revenues for the sale of land and lots was recognized.

Response: The $2.4 million of costs of land and lots sales related to the Coyote Springs Project were comprised of project-related litigation support, real estate taxes and maintenance and other carrying costs of the project. These costs were expensed as incurred during the period because the Coyote Springs Project was classified as land held for future use as it was not undergoing active development work or entitlement activities. Accordingly, there was no revenue related to these costs or for the Coyote Springs Project during 2013.

Note 19: Real Estate Impairments and Charges, page F-33

5.	We note your disclosure that the estimated fair value of the Coyote Springs Property was primarily based on an independent appraisal. Please tell us the nature and extent of the third party’s involvement and tell us whether you believe the third party was acting as an expert as defined in the Securities Act of 1933 such that you must disclose the name of the third party in Form S-4 and obtain the third party’s consent to be named.

Response: The Company respectfully notes that while it engaged a third-party valuation firm to assist with the appraisal, WRECO management takes responsibility for the fair value evaluation of the Coyote Springs Property. WRECO management provided the firm with information regarding the Coyote Springs Property, and WRECO management made the ultimate determination regarding the value. This firm is one of many third parties engaged by WRECO management in connection with its operation of the business. The Company did not engage this firm to prepare or certify a report or valuation for use in the Registration Statement nor do we name the firm in the Registration Statement as contemplated by Section 7 of the Securities Act of 1933. Therefore, the Company does not believe that the third-party valuation firm is acting as an expert under the Securities Act of 1933.

Ms. Pamela Long

April 21, 2014

Note 20: Charges for Restructuring, page F-35

6.	Please expand your disclosure for your restructuring charges to include the information required by ASC 420-10-50-1.d.

Response: The Company has revised the table labeled “Key Financial Data by Business Segment” in Note 2: Business Segments to include Charges for Restructuring. Please see Annex B of this letter for the revised presentation.

Additionally, the Company has revised the second and third paragraphs in Note 20: Charges for Restructuring. The note will be amended as follows:

“NOTE 20: CHARGES FOR RESTRUCTURING

Restructuring costs and expenses include costs incurred in connection with the pending TRI Pointe Transaction and costs incurred in connection with general cost reduction initiatives. Restructure costs were comprised of the following:

DOLLAR AMOUNTS IN THOUSANDS	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Employee-related costs	$5,736	$573	$999
Lease termination costs	5,202	1,887	1,802

Total	$10,938	$2,460	$2,801

Employee-related costs incurred in the year ended December 31, 2013 included employee retention, severance and other costs incurred primarily in connection with the pending TRI Pointe Transaction. These costs were recognized in the Corporate and other reporting segment. Additional employee-related restructuring costs expected to be incurred in connection with the TRI Pointe Transaction are estimated to be approximately $6 million and are expected to be incurred during 2014.

Lease termination costs relate to contract terminations in both the current and prior years related to general cost reduction initiatives. Lease termination costs recognized in the year ended December 31, 2013 included $3.8 million of charges at Pardee and $1.4 million of charges at Quadrant. Lease termination costs recognized in the years ended December 31, 2012 and 2011 were primarily related to Pardee. Changes in our reserves related to restructuring activities were as follows:”

Note 22: Income Taxes, page F-37

7.	Please revise your reconciliation to the effective tax rate to separately present adjustments to the valuation allowance in accordance with ASC 740-10-50-9.h.

Response: We respectfully note that, as disclosed in the second sentence of the section entitled “Valuation Allowance” on page F-39, the valuation allowance decreased $11.7 million in 2013 due to the expiration of certain state operating loss carryforwards during 2013.

Ms. Pamela Long

April 21, 2014

During 2013 there was no adjustment of the beginning-of-the-year balance of the valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in future years that would require separate disclosure in accordance with ASC 740-10-50-9.h. Further, we note there was no impact on the effective tax rate as a result of the expiration of these carryforwards and the corresponding reduction in valuation allowance.

Ms. Pamela Long

April 21, 2014

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (253) 924-2800 or by email at peter.orser@weyerhaeuser.com.

Sincerely,

/s/ Peter M. Orser
Peter M. Orser
President and Chief Executive Officer

cc:	Sandy D. McDade, Esq., Weyerhaeuser Company

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP

D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP

Annex A

Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser Reflecting the Transactions

The following unaudited pro forma condensed consolidated balance sheet of Weyerhaeuser as of December 31, 2013, gives effect to the Transactions as if they occurred on December 31, 2013, assumes Weyerhaeuser elects to distribute the WRECO common shares via this exchange offer, and assumes this exchange offer was fully subscribed and consummated as of such date. The accompanying unaudited pro forma condensed consolidated statement of earnings of Weyerhaeuser for the year ended December 31, 2013, gives effect to the Transactions as if they occurred on January 1, 2013, the first day of Weyerhaeuser’s fiscal year ended December 31, 2013 assuming Weyerhaeuser elects to distribute the WRECO common shares via this exchange offer, and assumes this exchange offer was fully subscribed and consummated as of such date. The unaudited pro forma condensed consolidated financial information includes adjustments directly attributable to the Transactions. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions, including the consummation of the Transactions, that are factually supportable. The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of Weyerhaeuser.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of Weyerhaeuser and WRECO and the notes thereto included or incorporated by reference in this Prospectus—Offer to Exchange and in the documents described under “Where You Can Find More Information.”

Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2013

(Dollars in millions)

	Weyerhaeuser December 31, 2013	WRECO (a)	Excluded Assets and Liabilities Retained by Weyerhaeuser (b)	Pro Forma Adjustments (c)	Weyerhaeuser pro forma December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$835	$(5)	$—	$—	$1,569
Receivables, less discounts and allowances	569	(51)	—	—	518
Receivables for taxes	101	—	—	—	101
Inventories	542	—	—	—	542
Prepaid expenses	128	(11)	—	—	117
Deferred tax assets	151	(23)	1	—	129

Total current assets	2,326	(90)	1	739	2,976
Property and equipment, less accumulated depreciation	2,704	(17)	2	—	2,689
Construction in progress	112	—	—	—	112
Timber and timberlands at cost, less depletion charged to disposals	6,580	—	—	—	6,580
Real estate in process of development and for sale	851	(851)	—	—	—
Land being processed for development	613	(613)	14	—	14
Investments in and advances to equity affiliates	211	(21)	—	—	190
Goodwill	42	—	—	—	42
Deferred tax assets	41	(36)	5	—	10
Other assets	403	(97)	4	—	310
Restricted financial investments held by variable interest entities	615	—	—	—	615

Total assets	$14,498	$(1,725)	$26	$739	$13,538

Liabilities and equity
Current liabilities:
Notes payable	$2	$—	$—	$—	$2
Accounts payable	384	(41)	—	—	343
Accrued liabilities	742	(117)	3	—	628

Total current liabilities	1,128	(158)	3	—	973
Long-term debt	4,891	—	—	—	4,891
Long-term debt (nonrecourse to the company) held by variable interest entities	516	(5)	—	—	511
Deferred income taxes	206	215	(130)	—	291
Deferred pension and other postretirement benefits	516	—	—	—	516
Other liabilities	409	(52)	25	—	382
Commitments and contingencies

Total liabilities	7,666	—	(102)	—	7,564
Equity:
Mandatory convertible preference shares, series A: $1.00 par value	14	—	—	—	14
Common shares: $1.25 par value	729	—	—	(93)	636
Other capital	6,444	(1,691)	128	(400)	4,481
Retained earnings	294	—	—	1,232	1,526
Cumulative other comprehensive loss	(686)	—	—	—	(686)

Total Weyerhaeuser shareholders’ interest	6,795	(1,691)	128	739	5,971
Noncontrolling interests	37	(34)	—	—	3

Total equity	6,832	(1,725)	128	739	5,974

Total liabilities and equity	$14,498	$(1,725)	$26	$739	$13,538

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

Year ended December 31, 2013

(Dollars in millions, except per-share figures)

	Weyerhaeuser year ended December 31, 2013	WRECO year ended December 31, 2013 (1)	Excluded Operations (2)	Pro forma adjustments (3)	Weyerhaeuser pro forma year ended December 31, 2013
Net Sales	$8,529	(1,275)	—	—	7,254
Cost of products sold	6,709	(995)	2	—	5,716

Gross margin	1,820	(280)	(2)	—	1,538

Selling expenses	220	(95)	—	—	125
General and administrative expenses	455	(75)	1	—	381
Research and development expenses	33	—	—	—	33
Charges for restructuring, closures, and impairments	390	(357)	343	—	376
Other operating income, net	(25)	2	—	(9)	(32)

Operating income from continuing operations	747	245	(346)	9	655
Interest income and other	58	(4)	—	—	54
Interest expense, net of capitalized interest	(371)	3	—	—	(368)

Earnings from continuing operations before income taxes	434	244	(346)	9	341
Income taxes	129	(86)	128	(3)	168

Earnings from continuing operations	$563	159	(218)	6	509

Earnings per common share from continuing operations
Basic	$0.99				$1.03
Diluted	$0.99				$1.02
Weighted average number of common shares outstanding
Basic	566,329,000				492,276,867	*
Diluted	571,239,000				497,186,867	**

*	Represents the basic weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.
**	Represents the diluted weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information of Weyerhaeuser has been prepared based on historical financial information of Weyerhaeuser and WRECO, giving effect to this exchange offer and other related adjustments described in these footnotes. This unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results of operations that would have been achieved had this exchange offer actually taken place at the dates indicated, and does not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of Weyerhaeuser and WRECO and the notes thereto, which are included or incorporated by reference in this Prospectus – Offer to Exchange and in the documents described under “Where You Can Find More Information.”

WRECO’s historical results are derived from WRECO’s audited consolidated statement of operations for the year ended December 31, 2013, and the audited consolidated balance sheet of WRECO as of December 31, 2013; however, certain balances and results of operations have been reclassified in the pro forma adjustments to be consistent with the amounts reported for WRECO in the Weyerhaeuser condensed consolidated financial information. Further, in connection with the REB Transfers, certain WRECO assets and liabilities will be retained by Weyerhaeuser, and thus are not included in the pro forma adjustments.

For a more detailed discussion on the basis of presentation and allocation methodology used in the historical financial statements of WRECO, please refer to note 1 to the financial statements of WRECO for the year ended December 31, 2013 included elsewhere in this Prospectus – Offer to Exchange.

2. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma condensed consolidated financial information assumes that Weyerhaeuser will offer to its shareholders 1.3504 shares of WRECO common stock in exchange for each Weyerhaeuser common share, which would result in 74,052,133 Weyerhaeuser common shares being exchanged for all 100 million shares of WRECO common stock. For pro forma purposes, the exchange rate was estimated based on the closing share prices of Weyerhaeuser common shares and Tri Pointe common shares as of April 15, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information and assumed no valuation discount for the Weyerhaeuser common shares exchanged, and utilized the fixed exchange ratio of 1.297 Tri Pointe common shares for each WRECO common share in the Merger, calculated as follows (dollars in millions, except per share amounts):

Estimated fair value of 129,700,000 Tri Pointe common shares issued in connection with the Merger (at $15.85 per share based on the closing share price of Tri Pointe common shares as of April 15, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	$2,056
Total Weyerhaeuser common shares to be tendered and exchanged (at $27.76 per share based on the closing share price of Weyerhaeuser common shares as of April 15, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	74,052,133
Estimated number of WRECO shares to be issued for each share of Weyerhaeuser to be tendered and exchanged, based on issuance of 100,000,000 total shares of WRECO common stock	1.3504

This unaudited pro forma condensed consolidated financial information assumes this exchange offer is fully subscribed. If less than 74,052,133 Weyerhaeuser common shares, the number of Weyerhaeuser common shares that must be tendered in order for Weyerhaeuser to distribute all of its shares of WRECO common stock in this exchange offer, are tendered and exchanged, Weyerhaeuser will distribute in a pro rata dividend to its shareholders the remaining shares of WRECO common stock that it will own.

The effect on the unaudited pro forma condensed consolidated financial information is calculated as follows (dollars in millions):

Estimated fair value of Weyerhaeuser common shares tendered and exchanged (at $27.76 per share based on the closing share price of Weyerhaeuser common shares as of April 15, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	$2,056
Cash received from WRECO	739

Estimated fair value of WRECO	2,795
Less net book value of WRECO net assets (apart from excluded assets and liabilities that will be retained by Weyerhaeuser in the Transactions) at December 31, 2013	(1,563)

Net gain	$1,232

(a)	Represents the elimination of WRECO balances as reported in the historical Weyerhaeuser balance sheet. Certain amounts have been reclassified or adjusted to be consistent with the amounts reported for WRECO in the historical Weyerhaeuser condensed consolidated financial information.

(b)	Represents the transfer of certain WRECO assets and liabilities that will be retained by Weyerhaeuser pursuant to the Transaction Agreement. These excluded assets and liabilities were $2 million in property, plant, and equipment, $14 million in land being processed for development, $4 million in other assets, and $126 million in net deferred tax assets relating to WRECO’s interest in Coyote Springs, as well as $3 million in accrued liabilities, $25 million in other liabilities, and $10 million in net deferred tax assets relating to deferred compensation amounts owed by Weyerhaeuser to employees of WRECO.

(c)	Represents the $739 million in cash to be paid by WRECO in connection with the Transactions to Weyerhaeuser (in order to finance the cash payment, WRECO will incur new long-term debt in the amount of $800 million or more upon consummation of the Transactions), the estimated gain to be recognized by Weyerhaeuser as a result of this Exchange Offer, and the acquisition of Weyerhaeuser common shares in this exchange offer, as calculated as follows:

74,052,133 Weyerhaeuser common shares at $1.25 par value	$93
Cost of Weyerhaeuser shares allocable to other capital	1,963

Estimated fair value of Weyerhaeuser shares tendered	$2,056

3. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Earnings

(1)	Represents the elimination of WRECO operations as reported in the historical Weyerhaeuser statement of earnings, including the related tax effect using WRECO’s statutory tax rates. Certain amounts have been reclassified or adjusted to be consistent with the amounts reported for WRECO in the historical Weyerhaeuser condensed consolidated financial information.

(2)	Represents the elimination of costs related to WRECO’s interest in Coyote Springs, which is expected to be retained by Weyerhaeuser. Pro forma impairment charges of $343.3 million and cost of land and lot sales of $2.4 million for the year ended December 31, 2013 relate to a property that will not be transferred to TRI Pointe in the Transactions.

(3)	Represents the elimination of $9 million in nonrecurring costs incurred by Weyerhaeuser relating to the Transactions and the related tax effect using WRECO’s statutory tax rates.

Annex B

KEY FINANCIAL DATA BY BUSINESS SEGMENT

DOLLAR AMOUNTS IN THOUSANDS	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Total revenues:
Maracay	$145,822	$103,222	$59,836
Pardee	519,074	356,489	304,276
Quadrant	127,237	127,785	102,434
Trendmaker	260,566	298,396	185,766
Winchester	222,013	184,414	184,683
Corporate and other	—	—	750

Consolidated	$1,274,712	$1,070,306	$837,745

Single-family home sales revenue:
Maracay	$145,822	$103,222	$59,836
Pardee	477,956	270,583	255,095
Quadrant	116,270	121,311	95,733
Trendmaker	260,566	199,933	175,378
Winchester	217,816	175,547	182,029

Consolidated	$1,218,430	$870,596	$768,071

Earnings (loss) from continuing operations before income taxes:
Maracay	$10,438	$5,347	$(2,230)
Pardee	(258,138)	87,691	63,311
Quadrant	1,504	(2,851)	(15,116)
Trendmaker	28,452	29,472	15,263
Winchester	24,561	18,537	24,135
Corporate and other	(44,271)	(38,567)	(31,091)

Consolidated	$(237,454)	$99,629	$54,272

Impairments and related charges, homebuilding:
Maracay	$203	$181	$1,997
Pardee	343,661	133	804
Quadrant	1,146	2,575	7,668
Trendmaker	7	—	211
Winchester	431	702	339

Consolidated	$345,448	$3,591	$11,019

Charges for Restructuring
Maracay	$7	$11	$58
Pardee	3,806	1,887	2,078
Quadrant	1,396	345	95
Trendmaker	70	217	13
Winchester	—	—	103
Corporate and other	5,659	—	454

Consolidated	$10,938	$2,460	$2,801

1